

June 16, 2015

William Dillard, II
Chairman of the Board and Chief Executive Officer
Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

> **Re:** **Dillard's, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2015**
> **Filed March 25, 2015**
> **File No. 1-6140**

Dear Mr. Dillard:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

8. Benefits Plans, page F-18

1. We note your disclosure in footnote 4 on page 25 of your proxy statement filed April 2, 2015, that you adopted new mortality tables released by the Society of Actuaries in October 2014. We also note that your benefit obligation increased 13% at January 31, 2015 compared to the prior year as presented in the table on page F-19. Please tell us what consideration you gave to disclosing your adoption of the new mortality tables and the impact of the change on your benefit obligation. Please refer to ASC 715-10-50-1r. In addition, please tell us your consideration of disclosing the change in benefit obligation resulting from the use of the new mortality tables in management's discussion and analysis. Refer to Item 303(a)(3)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at (202) 551-3621 or Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief